SECURITIES  AND  EXCHANGE  COMMISSION
                              WASHINGTON,  DC  20549

                                  FORM  12b-25

                          NOTIFICATION  OF  LATE  FILING

                            Commission  File  Number  000-33263

(Check  one)

[X]  Form  10-K  and  Form  10-KSB    [  ]  Form  11-K

[  ]  Form  20-F  [X]  Form  10-Q  and  Form  10-QSB  [  ]  Form  N-SAR

For  period  ended  December  31,  2001
        ---------------------------------------------------------------

[  ]  Transition  Report  on  Form  10-K  and  Form  10-KSB

[  ]  Transition  Report  on  Form  20-F

[  ]  Transition  Report  on  Form  11-K

[  ]  Transition  Report  on  Form  10-Q  and  Form  10-QSB

[  ]  Transition  Report  on  Form  N-SAR

For  the  transition  period  ended
                ------------------------------------------------

Read  Attached  Instruction  Sheet  Before Preparing Form. Please Print or Type.

     Nothing on this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                            ------------------------

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                                     PART  I
                             REGISTRANT  INFORMATION

Full  name  of  registrant  WORLDWIDE  MEDICAL  CORPORATION
            --------------------------------------------------------

Former  name  if  applicable
             ------------------------------------------------------

Address  of  principal  executive  office  (Street  and  number)
                             ----------------------

13  SPECTRUM  POINTE  DRIVE
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City,  state  and  zip  code  LAKE  FOREST,  CA  92630
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                                    PART  II
                             RULE  12b-25(b)  AND  (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will
[X] be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly by report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Annual Report on Form 10-KSB for the period ended December 31, 2001, could not be filed within the prescribed period because the Company requires additional time to prepare its financial statements to allow for the inclusion and discussion of recent material events.


     (1) Name and telephone number of person to contact in regard to this notification.

RANDOLF  W.  KATZ,  ESQ.          (949)  223-7103
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(Name)                            (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X]  Yes  [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [  ]  Yes  [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WORLDWIDE  MEDICAL  CORPORATION
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(Name  of  Registrant  as  Specified  in  Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March  29,  2002     By  /s/  Daniel  G.  McGuire
----------------------     ----------------------------------------------------
                           Daniel  G.  McGuire,  Chief  Executive  Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on

                                    12b25-2
behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL  INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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